Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel: 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

June 15, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Select Quality Municipal Fund, Inc. (the “Fund”), Initial N-2

File Numbers: 333-180672; 811-06240

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated May 11, 2012 regarding the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2012 for the purpose of registering Common Stock of the Fund. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

Cover Page

1. Comment: The second sentence of the third paragraph from the bottom of the cover page states that “[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions.” Please indicate the market price of the Common Stock as of the latest practicable date. See Instruction 1 to Item 1 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Prospectus Summary (Pages 1 – 13)

2. Comment: On pages 1-2 under “Investment Objectives and Policies,” please include the dollar weighted average maturity of the Fund’s portfolio as of a recent date.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

3. Comment: The second sentence under “Use of Leverage” on page 2 states that “[f]or the period May 4, 2011 through October 31, 2011, the time period for which the VRDP Shares were outstanding, the average daily balance outstanding on VRDP Shares and annual dividend rate was $252,500,000 and 0.32%, respectively.” Please disclose in this section the percentage of the Fund’s assets that VRDP Shares represented during this period.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

4. Comment: The first sentence under “Market Discount from Net Asset Value” on pages 5-6 states that “[s]hares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Response: Risk and reward are integrally related, and we believe that for investors to understand risk, they must also be made aware of the potential “benefit” related to such risk. Without disclosing this material aspect of the equation, we do not believe an investor can make a reasoned determination and informed decision whether or not the risk is justified. We believe the focus of the disclosure should be on the risks of the particular type of investment or strategy and that the discussion of any benefit should be limited for purposes of context only. We have reviewed our disclosure and believe it meets these criteria. Disclosure regarding the unpredictability of the Fund’s trading price would be deficient were it not to state that shares of the Fund may trade at both above and below NAV. Nonetheless, other than the phrase noted in Comment 4, the entire section discusses the risk of the Fund trading below NAV and that the Fund cannot predict at what price shares will trade. Further, we highlight the risk of such unpredictability in the heading itself, “Market Discount from Net Asset Value,” rather than “Shares May Trade Above or Below NAV.” Accordingly, we respectfully decline to make this change.

5. Comment: The third sentence of the first paragraph under “Credit and Below Investment Grade Risk” on page 6 states that the Fund “may invest up to 20% (measured at the time of investment) of its Managed Assets in municipal securities that are rated below investment grade or that are unrated but judged to be of comparable quality by Nuveen Asset Management.” Please note in this section that securities that are rated below investment grade are commonly referred to as “junk.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

6. Comment: The first sentence of the first paragraph under “Leverage Risk” on page 8 states that “[t]he use of financial leverage created through borrowing, the Fund’s outstanding preferred shares, including VRDP Shares, or the use of tender option bonds creates an opportunity for increased Common Stock net income and returns.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Response: In this case, the Registrant explains to investors, in one sentence, the intended benefit of employing leverage. It is then followed by six full paragraphs describing in as much detail as is appropriate for the Summary section of the Prospectus, the risks associated with such investment techniques. Accordingly, for the reasons stated in response to Comment 4, we respectfully decline to make this change.

7. Comment: The fifth sentence from the end of the first paragraph under “Leverage Risk” on page 9 states that “[t]he income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage.” Please delete this sentence as it is not a risk of investing in the Fund.

Response: In this case, the sentence noted in this Comment, when read in context with the other disclosure, illustrates for investors the mechanics of leverage, including the risks it creates. It is preceded and followed by sentences detailing these risks and were it deleted, would impede an investor’s ability to understand the leverage techniques or appreciate the risks associated therewith. Accordingly, for the reasons stated in response to Comment 4, we respectfully decline to make this change.

The income benefit from leverage will be reduced to the extent that the difference narrows between the net earnings on the Fund’s portfolio securities and its cost of leverage. The income benefit from leverage will increase to the extent that the difference widens between the net earnings on the Fund’s portfolio securities and its cost of leverage. If short- or intermediate-term rates rise, the Fund’s cost of leverage could exceed the fixed rate of return on longer-term bonds held by the Fund that were acquired during periods of lower interest rates, reducing income and returns to Common Stockholders. This could occur even if short- or intermediate term and long-term municipal rates rise. Because of the costs of leverage, the Fund may incur losses even if the Fund has positive returns if they are not sufficient to cover the costs of leverage. The Fund’s cost of leverage includes interest on borrowing, dividends paid on VRDP Shares, or the interest expense attributable to tender option bonds (See “—Inverse Floating Rate Securities Risk”), as well as any one-time costs (e.g., issuance costs) and ongoing fees and expenses associated with such leverage.

8. Comment: The fourth sentence of the first paragraph under “Inverse Floating Rate Securities Risk” on page 10 states that “distributions paid to the Fund on its inverse floaters . . . increase when short-term municipal rates fall.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Response: In this case, the phrase noted in this Comment is directly preceded by an opposing phrase that illustrates both the mechanics of the leverage technique and the risks involved and were it deleted, would impede an investor’s ability to understand the leverage techniques or appreciate the risks associated therewith. Further, it is accompanied by multiple paragraphs containing lengthy disclosures expanding on such risks.

In general, income on inverse floating rate securities will decrease when interest rates increase and increase when interest rates decrease. Thus, distributions paid to the Fund on its inverse floaters will be reduced or even eliminated as short-term municipal interest rates rise and will increase when short-term municipal rates fall. Inverse floating rate securities generally will underperform the market for fixed rate municipal bonds in a rising interest rate environment. Investments in inverse floating rate securities may subject the Fund to the risks of reduced or eliminated interest payments and losses of principal. In addition, because of the leveraged nature of such investments, inverse floating rate securities will increase or decrease in value at a greater rate than the underlying fixed rate municipal bonds held by the tender option bond. As a result, the market value of such securities generally is more volatile than that of fixed rate securities

For the reasons stated in response to Comment 4, we respectfully decline to make this change.

9. Comment: The first sentence of the second paragraph under “Inverse Floating Rate Securities Risk” on page 10 states that “[t]he Fund’s investment in inverse floating rate securities creates financial leverage that provides an opportunity for increased Common Stock net income and returns.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Response: We believe that in order for the investor to understand the risk, they must also be made aware of the “benefit” the adviser seeks to derive by taking such risk. Without disclosing this material aspect of the equation, we do not believe an investor can make a reasoned determination and informed decision whether or not the risk is justified. We believe the focus of the disclosure should be on the risks of the particular type of investment or strategy and the discussion of any benefit should be limited for purposes of context only. Accordingly we have reviewed our disclosure and believe it meets these criteria. In this case, the phrase noted in this Comment is directly followed by an opposing phrase that illustrates both the mechanics of the leverage technique and the risks involved and were it deleted, would impede an investor’s ability to understand the leverage techniques or appreciate the risks associated therewith. Further, the sentence is both preceded and followed by lengthy disclosures expanding on such risks.

The Fund’s investment in inverse floating rate securities creates financial leverage that provides an opportunity for increased Common Stock net income and returns, but also creates the risk that Common Stock long-term returns will be reduced if the cost of leverage exceeds the net return on the Fund’s investment portfolio.

For the reasons stated in response to Comment 4, we respectfully decline to make this change.

10. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 12. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: We confirm that no distributions made by the Fund will include a return of capital.

Summary of Fund Expenses (Pages 14 – 15)

11. Comment: Footnote (3) to the “Summary of Fund Expenses” table on page 14 assumes an annual liquidity fee of 1.00%, an annual remarketing fee of .10% and an annual dividend rate of .39% on $252,500,000 of VRDP shares. Using these assumptions, we calculate .81% of Fees on VRDP shares using average net assets for the fiscal year ended October 31, 2011 as the denominator. Please state in the footnote that these amounts are estimated for the current fiscal year and supplementally explain the calculated estimate of 0.85% of “Fees on VRDP shares and Interest and Related Expenses from Inverse Floaters” when actual “Interest expense and amortization of offering costs” for the fiscal year ended October 31, 2011 was 0.12%. In the October 31, 2011 financial statements, why are “Interest expense and amortization of offering costs” presented as a single line item? The financial statements should disclose these amounts separately.

Response: Please see the attached1 excel spreadsheet detailing the basis for the information provided in the “Summary of Fund Expenses” table. Nuveen’s Accounting Department is available for a call should further clarification be desired, and we would be happy to set up such a call.

With respect to the presentation of the disclosure of the Fund’s interest expense and amortization of offering costs, both the content and presentation of the financial statements for the period ending October 31, 2011 have been reviewed and approved by the Fund’s independent auditor. Neither the Fund, nor its independent auditor, are aware of any accounting standard or other applicable regulation requiring interest expense and amortization of offering costs be disclosed separately. If that is not the case, please direct us to the applicable accounting standard or regulation.

[1]	Provided under separate cover via electronic mail.

The Fund’s Investments (Pages 18 – 32)

12. Comment: The first sentence of the sixth paragraph under “Investment Policies” on page 21 states that “[t]he Fund will primarily invest in municipal securities with long-term maturities in order to maintain a weighted average maturity of 15-30 years, but the average weighted maturity of obligations held by the Fund may be shortened, depending on market conditions.” Please also include in this section the dollar-weighted average maturity of the Fund’s investments as of a recent date.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

13. Comment: The second to last sentence of the first paragraph under “Municipal Securities” states that the Fund may purchase zero coupon bonds. Please disclose the following risks created by investing in original issue discount (“OID”) instruments.

a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c) OID instruments generally represent a significantly higher credit risk than coupon loans.

d) OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response: This change will be reflected in the Fund’s next pre-effective amendment by replacing the current “Zero Coupon Bond” disclosure with the disclosure below. The Fund does not invest in payment-in-kind (“PIK”) loans, accordingly our disclosure focuses exclusively on OID securities. To the extent the suggested disclosure refers to such investments, such language will not be reflected in the amendment to the registration statement.

Zero Coupon Bonds. A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon securities and other OID instruments do not pay cash interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of deferred payments and the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Further, NFA collects management fees on the value of a zero coupon bond or OID instrument attributable to the ongoing non-cash accrual of interest over the life of the bond or other instrument. As a result, NFA receives non-refundable cash payments based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.

Use of Leverage (Pages 32 – 34)

14. Comment: The seventh sentence of the first paragraph under “Use of Leverage” on page 32 states that “[a] lower leverage ratio may result in lower (higher) returns to Common Stockholders over a period of time to the extent that net returns on the Fund’s investment portfolio exceed (fall below) its cost of leverage over that period, which lower (higher) returns may impact the level of the Fund’s distributions.” The use of the parentheticals in this sentence makes it confusing. Please remove the parentheticals to make the sentence more plain English.

Response: This change will be reflected in the Fund’s next pre-effective amendment and the paragraph will be revised as follows:

“Following an offering of additional shares of Common Stock from time to time, the Fund’s leverage ratio may decrease as a result of the increase in net assets attributable to Common Stock. A lower leverage ratio may result in either lower or higher returns to Common Stockholders over a period of time to the extent that net returns on the Fund’s investment portfolio exceed or fall below its cost of leverage over that period. Any change in returns may impact the level of the Fund’s distributions.”

Management of the Fund (Pages 46 – 48)

15. Comment: In the fifth paragraph under “Investment Adviser, Sub-Adviser and Portfolio Manager” on page 46, please disclose Mr. Brennan’s length of service as portfolio manager of the Fund.

Response: This change will be reflected in Fund’s next pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

16. Comment: Investment restriction number 4 on pages 1-2 states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users.” Please state in this section that the policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project and that the Fund will consider such municipal securities to be in an industry (e.g., the Fund will consider a bond issued to build hospital and that will be paid for by revenues from the hospital to be in health care industry).

Response: This change will be reflected in the Fund’s next pre-effective amendment. The following disclosure will be added at the end of “Investment restrictions” section.

“For the purpose of applying the limitation set forth in subparagraph (4) above, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.”

17. Comment: Investment restriction number 7 on page 2 states that the Fund will not make loans, “except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.” In a paragraph below the investment restrictions, please briefly describe the relevant requirements of the 1940 Act and indicate whether the Fund has in place, has applied for, or intends to apply for any exemptive orders relating to the practice. If any such order has been applied for, state that there is no guarantee that such order will be granted.

Response: The following disclosure will be reflected in the Fund’s next pre-effective amendment.

“Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company. The Fund has not applied for, and currently does not intend to apply for, such exemptive relief.”

18. Comment: Investment restriction number 8 on page 2 states that the Fund will not “[i]nvest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply . . . to the investment of 25% of its total assets.” Please explain in this section what is meant by this exception.

Response: The registration statement already includes supplemental disclosure (see SAI p. 2-3) explaining the meaning and application of the policy, which we believe is consistent with the disclosure requirements under Form N-2 and the 1940 Act, and responsive to your comment.

(Pages 20 - 41)

19. Comment: In the table regarding the experience of the directors on pages 20 to 26, in a number of cases, the column entitled “Other Directorships Held by Trustee During Past Five Years” states “N/A.” Please revise to state “None.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Code of Ethics (Pages 45 - 46)

20. Comment: Please disclose whether persons subject to the Codes of Ethics are permitted to invest in securities that may be purchased or held by the Fund. Item 18.15 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

*****

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5662 or Kathleen Long at 202.739.5391.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

cc: Kevin McCarthy

Gifford Zimmerman

Christina DiAngelo